WINDELS MARX LANE & MITTENDORF, LLP
[...] WEST 56TH STREET
[...] YORK, N.Y. 10019
[...]: (212) 237-1000
[...]: (212) 262-1215

NEW BRUNSWICK, NJ
PRINCETON, NJ
STAMFORD, CT
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) [...]
Fax (212) 237-121[...]
e-mail: dorlin@win[...]


02002935

January 8, 2002


JAN 31 2002
354

Certified Mail/Return Receipt Requested
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 19 December 2001.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – DC Brink – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – DR Argus – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – JM Schubert – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – BD Romeril – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – Lord Renwick of Clifton – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – JT Ralph – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – DL Keys – dated 4 January 2002.

dlw 2/7

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – DAL Jenkins – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – CAJ Herkströter – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – JB Jackson – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – CW Goodyear – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – BP Gilbertson – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – DA Crawford – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – JC Conde – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – MA Chaney – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – PM Anderson – dated 4 January 2002.

Press Release – BHP Billiton Plc – Initial Notification of Interests of Directors and Connected Persons – BC Alberts – dated 4 January 2002.

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,



DO/pr
Enclosures


SEC MAIL PROCESSING
RECEIVED
JAN 31 2002
WASH, D.C.
354
SECTION

Issued by: BHP Billiton Plc

To: Company Announcements Office LSE Announcement

Fax No: 020 7588 6057

Date: 19 December 2001

AVS No: 293895

For Release: 7.00 a.m., 19 December 2001

Contact: Mary Taylor, 020 7747 3854

Notification of interests of directors

Under the Billiton Employee Share Ownership Trust all employees of the Company, including its executive directors, are potential beneficiaries of the Trust under provisions allowing the Trustee discretion to distribute excess Trust assets, either on winding up of the Trust or before.

As potential beneficiaries of the Trust, the executive directors, Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance of the shares in the Company held in the Trust at any one time. Although such an interest confers no control over the shares, it requires notification under the United Kingdom Companies Act where it relates to shares in BHP Billiton Plc. As part of a dual listed company structure, the Company has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Company voluntarily notifies to all Stock Exchanges such interests relating to shares in BHP Billiton Limited as well as BHP Billiton Plc.

BHP Billiton therefore announces that on 17 December 2001 Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 17,181 ordinary shares in BHP Billiton Plc to a non-relevant participant of the Company's Restricted Share Scheme and sold 15,107 ordinary shares on the same day. The Company was notified of this transaction on 18 December 2001.

The executive directors have an interest in the balance held by the Trust of 521,411 shares in the Company following the above transactions.

[*Ends*]



bhpbilliton

Company Secretariat


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
WASH, D.C.
354
SECTION

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr D C Brink
Date of appointment	BHP Billiton Limited - 29.6.2001 BHP Billiton Plc - 26.6.1997

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
—

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
J R Nominees Pty Ltd, as trustee of a trust of which the director is a potential beneficiary.	26 000 ordinary shares in BHP Billiton Plc
James Capel C I Nominees Limited, as trustee of a trust of which the director is a potential beneficiary	11 000 ordinary shares in BHP Billiton Plc

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

Company Secretariat


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH. D.C. SECTION



bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr D R Argus AO
Date of appointment	BHP Billiton Limited - 30.11.1996 BHP Billiton Plc - 29.6.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
2 904 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
Alamiste Pty Ltd, as trustee of a private superannuation fund of which the director is a potential beneficiary	180 591 ordinary shares in BHP Billiton Limited

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852



Company Secretariat


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Dr J M Schubert
Date of appointment	BHP Billiton Limited - 1.6.2000 BHP Billiton Plc - 29.6.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
23 675 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION



bhpbilliton

Company Secretariat

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr B D Romeril
Date of appointment	BHP Billiton Limited - 29.6.2001 BHP Billiton Plc - 15.10.1999

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
10 000 ordinary shares in BHP Billiton Plc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


U.S. POST OFFICE
DELAYED


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
WASH. D.C.
354
SECTION

bhpbilliton

Company Secretariat

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Lord Renwick of Clifton KCMG
Date of appointment	BHP Billiton Limited - 29.6.2001 BHP Billiton Plc - 26.6.1997

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
6000 ordinary shares in BHP Billiton Plc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
Rock Nominees Limited, the nominee company of a United Kingdom stock broker, the securities being held on trust for the director	2066 ordinary shares in BHP Billiton Limited

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852




SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C.
SECTION

bhpbilliton

Company Secretariat

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr J T Ralph AC
Date of appointment	BHP Billiton Limited - 1.11.1997 BHP Billiton Plc - 29.6.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
2 066 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
National Australia Trustees Limited, as trustee of a private superannuation fund of which the director is a potential beneficiary	27 124 ordinary shares in BHP Billiton Limited

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION



bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

Company Secretariat

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr D L Keys
Date of appointment	BHP Billiton Limited - 29.6.2001 BHP Billiton Plc - 26.6.1997

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
10 000 ordinary shares in BHP Billiton Plc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
Nedcor Bank Nominees Limited as trustee of family trusts of which the director is a potential beneficiary	60 000 ordinary shares in BHP Billiton Plc

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C.
SECTION



Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Dr D A L Jenkins
Date of appointment	BHP Billiton Limited - 1.3.2000 BHP Billiton Plc - 29.6.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
2 066 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
National Nominees Limited, for Goldman Sachs, on trust for the director	8 260 ordinary shares in BHP Billiton Limited

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION



Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr C A J Herkströter
Date of appointment	BHP Billiton Limited - 29.6.2001 BHP Billiton Plc - 1.7.1998

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
—

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
HSBC Global Custody Nominee (UK) Limited for F Van Lanschot Bankiers on trust for the director and his spouse jointly	10 000 ordinary shares in BHP Billiton Plc

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
WASH, D.C.
354
SECTION



bhpbilliton

Company Secretariat

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr J B Jackson
Date of appointment	BHP Billiton Limited - 29.6.2001 BHP Billiton Plc - 26.6.1997

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
12 500 ordinary shares in BHP Billiton Plc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 31 2002
354
WASH, D.C. SECTION

U.S. POST OFFICE DELAYED



Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr C W Goodyear
Date of appointment	BHP Billiton Limited - 29.11.2001 BHP Billiton Plc - 29.11.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
—

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
Billiton ESOP Trustees Limited as trustee of the Billiton Employee Share Ownership Trust. Under the Trust, all employees of BHP Billiton Plc, including its executive directors (of which Mr Goodyear is one) are potential beneficiaries of the Trust under provisions allowing the Trustee discretion to distribute excess Trust assets, either on winding up of the Trust or before. The executive directors therefore have an interest in the balance of the shares in BHP Billiton Plc held in the Trust at any one time.	521 411 ordinary shares in BHP Billiton Plc
Salamon Smith Barney, held on behalf of the director as beneficial owner.	41 302 American Depository Shares (ADS) in BHP Billiton Limited. Each ADS represents two ordinary shares.

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	• 350 000 options on 23.4.99 350 000 options on 3.4.00 • 83 333 Performance Rights (PR's) on 1.11.00 127 400 PR's on 8.11.01
Period during which or date on which exercisable	• options: 23.4.02 – 23.4.09 (350 000) 3.4.03 – 3.4.10 (350 000) • PR's: 1.7.03 – 31.10.10 (83 333) 1.10.04 – 30.9.11 (127 400)
Total amount paid (if any) for the grant	Nil
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	• options: A$15.72 and A$17.12 (adjusted by A$0.66 as a result of the OneSteel capital reduction). Whilst there was no reduction in the exercise price following the bonus issue on 5.7.01, bonus shares accrued on each option. • PR's: Nil
Total number of securities over which options or other rights held at the date of this notice	• The 700 000 maximum number of options are over 1 445 570 ordinary shares in BHP Billiton Limited following the bonus issue on 5.7.01. • The 210 733 maximum number of PR's are rights to 299 491 ordinary shares in BHP Billiton Limited (after adjustment to take account of the bonus issue on 5.7.01).

Part 4 - Director's interests in options or other rights granted by the entities (cont'd)

Any additional information	• The options are subject to Performance Hurdles. • PR's constitute a right, issued by a trustee of a special purpose trust, to require the trustee to acquire BHP Billiton Limited shares on behalf of the director upon fulfilment of prescribed Performance Hurdles. When fulfilled, related PR's become exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the director requests that they be transferred to him.

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION



Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr B P Gilbertson
Date of appointment	BHP Billiton Limited - 29.6.2001 BHP Billiton Plc - 26.6.1997

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
389 994 ordinary shares in BHP Billiton Plc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
Billiton ESOP Trustees Limited as trustee of the Billiton Employee Share Ownership Trust. Under the Trust, all employees of BHP Billiton Plc, including its executive directors (of which Mr Gilbertson is one) are potential beneficiaries of the Trust under provisions allowing the Trustee discretion to distribute excess Trust assets, either on winding up of the Trust or before. The executive directors therefore have an interest in the balance of the shares in BHP Billiton Plc held in the Trust at any one time.	521 411 ordinary shares in BHP Billiton Plc
Vidacos Nominees Limited as trustee of a family trust of which the director is a potential beneficiary.	519 091 ordinary shares in BHP Billiton Plc
Billiton ESOP Trustees Limited a/c GILB, held on trust for the director	244 167 ordinary shares in BHP Billiton Plc

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	• Restricted Share Awards under the BHP Billiton Plc Restricted Share Scheme (RSS) – 274 914 on 8.11.01 • Shares in BHP Billiton Plc under the BHP Billiton Plc Co-Investment Plan (CIP) – 23 420 committed shares and 71 431 matching shares on 8.11.01
Period during which or date on which exercisable	• Restricted Share Awards under the RSS – 3 years from date of grant dependant upon company performance with the potential of three performance periods • Shares under the CIP – subject to performance conditions, 80% of the committed shares are exercisable 2 years from the date of grant and 125% of the committed and matching shares are exercisable 4 years from date of grant

Part 4 - Director's interests in options or other rights granted by the entities (cont'd)

Total amount paid (if any) for the grant	• Restricted Share Awards under the RSS – Nil • Shares under the CIP – £3.0375 for each committed share – Nil for each matching share
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	369 765 (RSS 274 914 and CIP 23 420 + 71 431) ordinary shares in BHP Billiton Plc (maximum)
Any additional information	These ordinary shares in BHP Billiton Plc will be held by Billiton ESOP Trustees Limited on behalf of the director until they vest, the number vesting being dependent upon the extent to which performance conditions have been satisfied and certain timing choices to be made by the director. The shares are purchased by Billiton ESOP Trustees Limited on an opportunistic basis, with the balance being held by it at any one time being sufficient to meet its obligations to a number of employees of BHP Billiton Plc under the Billiton Employee Ownership Trust.

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852



bhpbilliton

Company Secretariat


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C.
SECTION

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr D A Crawford
Date of appointment	BHP Billiton Limited - 1.5.1994 BHP Billiton Plc - 29.6.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
9 826 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION



bhpbilliton

Company Secretariat

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr J C Conde AO
Date of appointment	BHP Billiton Limited - 1.3.1995 BHP Billiton Plc - 29.6.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
32 144 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


U.S. POST OFFICE
DELAYED


SEC MAIL
PROCESSING
RECEIVED
JAN 3 1 2002
WASH, D.C.
354
SECTION

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

Company Secretariat

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr M A Chaney
Date of appointment	BHP Billiton Limited - 24.5.1995 BHP Billiton Plc - 29.6.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
2 272 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
M A & R Chaney, a joint beneficial interest with the director's spouse	2 066 ordinary shares in BHP Billiton Limited

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
354
WASH, D.C. SECTION



Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr P M Anderson
Date of appointment	BHP Billiton Limited - 1.12.1998 BHP Billiton Plc - 29.6.2001

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	• 1 000 000 options on 23.4.99 • 1 000 000 Performance Rights (PR's) on 26.2.99
Period during which or date on which exercisable	• options: 23.4.02 – 23.4.09 • PR's: become exercisable quarterly (25 000) and annually (100 000)
Total amount paid (if any) for the grant	Nil
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	• options: A$15.73 (adjusted by A$0.66 as a result of the OneSteel capital reduction). Whilst there was no reduction in the exercise price following the bonus issue on 5.7.01, bonus shares accrued on each option. • PR's: Nil
Total number of securities over which options or other rights held at the date of this notice	• The 1 000 000 maximum number of options are over 2 065 100 ordinary shares in BHP Billiton Limited following the bonus issue on 5.7.01. • The 450 000 maximum remaining PR's are rights to 963 495 ordinary shares in BHP Billiton Limited (after adjustment to take account of the spin-off of OneSteel Limited and the bonus issue on 5.7.01).

Part 4 - Director's interests in options or other rights granted by the entities (cont'd)

Any additional information	• The options are subject to Performance Hurdles. • PR's constitute a right, issued by a trustee of a special purpose trust, to require the trustee to acquire BHP Billiton Limited shares on behalf of the director upon fulfilment of prescribed Performance Hurdles or completion of Service Conditions. When fulfilled, related PR's become exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the director requests that they be transferred to him. Of the 1 000 000 PR's which were issued to the director after shareholder approval on 26.2.99: (a) 500 000 were subject to Performance Hurdles and exercisable in annual tranches of 100 000; and (b) 500 000 were subject to Service Conditions and exercisable in quarterly tranches of 25 000. 350 000 of the PR's subject to Service Conditions and 200 000 of the PR's subject to Performance Hurdles have become exercisable, all of which the director has exercised.

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852


RECEIVED
JAN 3 1 2002
354


U.S. POST OFFICE
DELAYED

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 January 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG N0 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr B C Alberts
Date of appointment	BHP Billiton Limited - 1.1.2000 BHP Billiton Plc - 29.6.2001

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
10 326 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852